                                             -----------------------------------
                                                         OMB APPROVAL
                                             -----------------------------------
                                              OMB Number:             3235-0145
                                              Estimated average burden
                                              hour per form...............14.90
                                             -----------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                               KIDS STUFF, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  49380U-10-0
--------------------------------------------------------------------------------
                                (CUSIP Number)

Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd., Great Neck, NY 11021
                                (516-487-1446)
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                August 18, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                      -------------------
 CUSIP No. 49380U-10-0                                        Page 2 of 7 Pages
-----------------------                                      -------------------
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Duncan Hill, Inc.  ID# 34-1229487
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/X/
                                                                         (b)/ /
--------------------------------------------------------------------------------

   3     SEC USE ONLY
--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         Not Applicable.
--------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                      7      SOLE VOTING POWER
     NUMBER OF
      SHARES                  7,251,075 (includes 5,000,000 shares of
   BENEFICIALLY               Non-Convertible Voting Series A Preferred Stock)
     OWNED BY        -----------------------------------------------------------
       EACH
     REPORTING        8      SHARED VOTING POWER
      PERSON         -----------------------------------------------------------
       WITH
                      9      SOLE DISPOSITIVE POWER

                              7,251,075 (includes 5,000,000 shares of
                              Non-Convertible Voting Series A Preferred Stock)
                     -----------------------------------------------------------

                     10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,251,075 (includes 5,000,000 shares of Non-Convertible Voting
           Series A Preferred Stock)
--------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  /X/

           Excludes shares beneficially owned by William L. Miller and
           Jeanne E. Miller.
--------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           85.2%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                      -------------------
 CUSIP No. 49380U-10-0                                        Page 3 of 7 Pages
-----------------------                                      -------------------
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William L. Miller ###-##-####
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/X/
                                                                         (b)/ /
--------------------------------------------------------------------------------

   3     SEC USE ONLY
--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         Not Applicable.
--------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------

                      7      SOLE VOTING POWER
     NUMBER OF
      SHARES                  25,000
   BENEFICIALLY      -----------------------------------------------------------
     OWNED BY         8      SHARED VOTING POWER
       EACH          -----------------------------------------------------------
     REPORTING
      PERSON          9      SOLE DISPOSITIVE POWER
       WITH
                              25,000
                     -----------------------------------------------------------

                     10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,000
--------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /

           Excludes shares beneficially owned by Jeanne E. Miller and Duncan Hill, Inc. and options to purchase 75,000 shares which will vest over a period of three years commencing January 1, 1999.
--------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .7%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                      -------------------
 CUSIP No. 49380U-10-0                                        Page 4 of 7 Pages
-----------------------                                      -------------------
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeanne E. Miller ###-##-####
--------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/X/
                                                                         (b)/ /
--------------------------------------------------------------------------------

   3     SEC USE ONLY
--------------------------------------------------------------------------------

   4     SOURCE OF FUNDS*

         Not Applicable.
--------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------

                      7      SOLE VOTING POWER
     NUMBER OF
      SHARES                  25,000
   BENEFICIALLY      -----------------------------------------------------------
     OWNED BY
       EACH           8      SHARED VOTING POWER
     REPORTING       -----------------------------------------------------------
      PERSON
       WITH           9      SOLE DISPOSITIVE POWER

                              25,000
                     -----------------------------------------------------------

                     10      SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,000
--------------------------------------------------------------------------------

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  / /

           Excludes shares beneficially owned by William L. Miller and Duncan Hill, Inc. and options to purchase 75,000 shares which will vest over a period of three years commencing January 1, 1999.
--------------------------------------------------------------------------------

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .7%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-----------------------                                      -------------------
 CUSIP No. 49380U-10-0                                        Page 5 of 7 Pages
-----------------------                                      -------------------

Item 1.        Security and Issuer
------
         This statement relates to the Common Stock of Kids Stuff, Inc. (the "Issuer"). The Issuer's executive office is located at 4450 Belden Village Street, N.W., Suite 406, Canton, Ohio 44718.

Item 2.        Identity and Background
------
               Duncan Hill, Inc.
               -----------------

         (a)   Duncan Hill, Inc.

         (b)   4450 Belden Village Street, N.W.
               Suite 406
               Canton, Ohio 44718

         (c)   Principal stockholder of the Issuer.

         (d)   Not applicable.

         (e)   Not applicable.

         (f)   Delaware

               William L. Miller
               -----------------

         (a)   William L. Miller

         (b)   c/o Kids Stuff, Inc.
               4450 Belden Village Street, N.W.
               Suite 406
               Canton, Ohio 44718

                                 SCHEDULE 13D

-----------------------                                      -------------------
 CUSIP No. 49380U-10-0                                        Page 6 of 7 Pages
-----------------------                                      -------------------

         (c) Chief Executive Officer of The Havana Group, Inc. and Kids Stuff, Inc.

         (d)   Not applicable.

         (e)   Not applicable.

         (f)   U.S.A.

               Jeanne E. Miller
               ----------------

         (a)   Jeanne E. Miller

         (b)   c/o Kids Stuff, Inc.
               4450 Belden Village Street, N.W.
               Suite 406
               Canton, Ohio 44718

         (c)   President of Kids Stuff, Inc.

         (d)   Not applicable.

         (e)   Not applicable.

         (f)   U.S.A.

Item 3.        Source and Amount of Funds or Other Consideration
------

               Not Applicable.

Item 4.        Purpose of Transactions
------

               Not Applicable.

Item 5.        Interest in Securities of the Issuer
------

               (a) - (b) As of August 18, 1998, William L. Miller and Jeanne
               E. Miller each beneficially owned options to purchase 25,000 shares of the Issuer's Common Stock, which constituted .7% of the Issuer's outstanding Common Stock. The Millers each have the sole power to vote and to dispose of the shares owned by each respective person. An additional 25,000 options will vest to both Mr. Miller and Mrs. Miller on each of January 1, 1999, January 1, 2000 and January 1, 2001, which are not included in the foregoing. Duncan Hill, Inc. owns 5,000,000 shares of Series A Non-Convertible Voting Preferred Stock. Each share of Series A Preferred Stock is entitled to vote as a class with the Common Stock, except where Delaware Law provides otherwise. Duncan Hill also owns 2,251,075 shares of the Issuer's Common Stock which, together with the Preferred Stock, gives Duncan Hill the sole power to vote and to dispose of 7,251,075 shares of the Issuer's Common Stock, which constitutes 85.2% of the Issuer's outstanding stock. Mr. and Mrs. Miller control approximately 68% of the outstanding capital stock of Duncan Hill, Inc.

                                 SCHEDULE 13D

-----------------------                                      -------------------
 CUSIP No. 49380U-10-0                                        Page 7 of 7 Pages
-----------------------                                      -------------------

               (c) On August 18, 1998, Duncan Hill, Inc. sold 63,925 shares of the Issuer's Common Stock at a price of $1.50 per share in the open market.

               (d) - (e) Not Applicable

Item 6.        Contracts, Arrangements, Understandings or Relationships with
------         Respect to the Securities of the Issuer

               Not Applicable.

Item 7.        Materials to be filed as Exhibits
------

               Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 1998

Reporting Person:    Duncan Hill, Inc.


Signature By: /s/ William L. Miller, Chief Executive Officer
              ----------------------------------------------
                            (authorized officer)

Reporting Person:  William L. Miller

Signature /s/ William L. Miller
          --------------------------------------------------

Reporting Person:  Jeanne E. Miller

Signature /s/ Jeanne E. Miller
          --------------------------------------------------